FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 30, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

March 31, 2012

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2012	2011
Continuing operations		(Unaudited)
Net sales	3	2,617,349	2,323,965
Cost of sales	3 & 4	(1,611,097)	(1,445,679)
Gross profit		1,006,252	878,286
Selling, general and administrative expenses	3 & 5	(444,143)	(451,329)
Other operating income (expense), net	3	4,092	1,621
Operating income		566,201	428,578
Interest income	6	9,583	7,687
Interest expense	6	(9,925)	(13,041)
Other financial results	6	13,081	1,058
Income before equity in earnings of associated companies and income tax		578,940	424,282
Equity in earnings of associated companies		19,162	24,285
Income before income tax		598,102	448,567
Income tax		(144,674)	(124,370)
Income for the period		453,428	324,197

Attributable to:
Equity holders of the Company		443,840	319,374
Non-controlling interests		9,588	4,823
		453,428	324,197

Earnings per share attributable to the equity holders of the Company during period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.38	0.27
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.75	0.54

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2012	2011
	(Unaudited)
Income for the period	453,428	324,197
Other comprehensive income:
Currency translation adjustment	62,506	154,779
Changes in the fair value of derivatives held as cash flow hedges	1,315	8,362
Share of other comprehensive income of associates:
- Currency translation adjustment	(15,806)	5,654
- Changes in the fair value of derivatives held as cash flow hedges	1,784	454
Income tax relating to components of other comprehensive income (*)	(583)	(1,887)
Other comprehensive income for the period, net of tax	49,216	167,362
Total comprehensive income for the period	502,644	491,559

Attributable to:
Equity holders of the Company	479,333	478,725
Non-controlling interests	23,311	12,834
	502,644	491,559
 (*) Relates to cash flow hedges

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2012		At December 31, 2011
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,184,142		4,053,653
Intangible assets, net	9	3,330,778		3,375,930
Investments in associated companies	11	1,179,985		670,248
Other investments		2,574		2,543
Deferred tax assets		236,263		234,760
Receivables		137,042	9,070,784	133,280	8,470,414
Current assets
Inventories		2,864,315		2,806,409
Receivables and prepayments		273,638		241,801
Current tax assets		148,110		168,329
Trade receivables		1,957,577		1,900,591
Available for sale assets	13	21,572		21,572
Other investments		420,193		430,776
Cash and cash equivalents		1,076,803	6,762,208	823,743	6,393,221
Total assets			15,832,992		14,863,635
EQUITY
Capital and reserves attributable to the Company’s equity holders			10,985,560		10,506,227
Non-controlling interests			689,110		666,716
Total equity			11,674,670		11,172,943
LIABILITIES
Non-current liabilities
Borrowings	11	425,139		149,775
Deferred tax liabilities		797,324		828,545
Other liabilities		231,009		233,653
Provisions		74,353		72,975
Trade payables		1,727	1,529,552	2,045	1,286,993
Current liabilities
Borrowings		813,255		781,101
Current tax liabilities		386,261		326,480
Other liabilities		336,782		305,214
Provisions		24,096		33,605
Customer advances		156,888		55,564
Trade payables		911,488	2,628,770	901,735	2,403,699
Total liabilities			4,158,322		3,690,692
Total equity and liabilities			15,832,992		14,863,635

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

Income for the period	-	-	-	-	-	443,840	443,840	9,588	453,428
Currency translation adjustment	-	-	-	49,681	-	-	49,681	12,825	62,506
Hedge reserve, net of tax	-	-	-	-	67	-	67	665	732
Share of other comprehensive income of associates	-	-	-	(15,806)	1,551	-	(14,255)	233	(14,022)
Other comprehensive income for the period	-	-	-	33,875	1,618	-	35,493	13,723	49,216
Total comprehensive income for the period	-	-	-	33,875	1,618	443,840	479,333	23,311	502,644
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(12)	(12)
Dividends paid in cash							-	(905)	(905)
Balance at March 31, 2012	1,180,537	118,054	609,733	(177,491)	11,306	9,243,421	10,985,560	689,110	11,674,670

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the period	-	-	-	-	-	319,374	319,374	4,823	324,197
Currency translation adjustment	-	-	-	147,228	-	-	147,228	7,551	154,779
Hedge reserve, net of tax	-	-	-	-	6,015	-	6,015	460	6,475
Share of other comprehensive income of associates	-	-	-	5,654	454	-	6,108	-	6,108
Other comprehensive income for the period	-	-	-	152,882	6,469	-	159,351	8,011	167,362
Total comprehensive income for the period	-	-	-	152,882	6,469	319,374	478,725	12,834	491,559
Acquisition of non-controlling interests	-	-	-	-	(539)	-	(539)	(4,511)	(5,050)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Balance At March 31, 2011	1,180,537	118,054	609,733	261,301	18,400	8,189,181	10,377,206	656,544	11,033,750

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2012 and 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of December 31, 2011 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Note	2012	2011
Cash flows from operating activities		(Unaudited)
Income for the period		453,428	324,197
Adjustments for:
Depreciation and amortization	8 & 9	138,159	129,384
Income tax accruals less payments		49,495	31,760
Equity in earnings of associated companies		(19,162)	(24,285)
Interest accruals less payments, net		(18,293)	(14,038)
Changes in provisions		(8,131)	18,017
Changes in working capital		(5,036)	(379,990)
Other, including currency translation adjustment		14,237	80,610
Net cash provided by operating activities		604,697	165,655

Cash flows from investing activities
Capital expenditures	8 & 9	(196,395)	(210,620)
Acquisitions of subsidiaries and associated companies	11	(504,597)	-
Proceeds from disposal of property, plant and equipment and intangible assets		4,772	1,255

Changes in investments in short term securities		10,583	10,952
Net cash used in investing activities		(685,637)	(198,413)

Cash flows from financing activities

Dividends paid to non-controlling interest in subsidiaries		(905)	-
Acquisitions of non-controlling interests	11	(12)	(5,050)
Proceeds from borrowings		545,779	309,280
Repayments of borrowings		(237,103)	(231,530)
Net cash provided by financing activities		307,759	72,700

Increase in cash and cash equivalents		226,819	39,942
Movement in cash and cash equivalents
At the beginning of the period		815,032	820,165
Effect of exchange rate changes		18,708	5,121

Increase in cash and cash equivalents		226,819	39,942
At March 31,		1,060,559	865,228

		At March 31,
Cash and cash equivalents		2012	2011
Cash and bank deposits		1,076,803	903,814
Bank overdrafts		(16,244)	(38,586)
		1,060,559	865,228

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Nationalization of Venezuelan Subsidiaries

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2011.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on April 26, 2012.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2011. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is recorded in current other liabilities in the consolidated statement of financial position. Effective January 1, 2012, the Mexican employee statutory profit sharing provision has been included as part of labor cost (approximately $12.4 million in Cost of sales and $1.7 million in Selling, general and administrative expenses respectively  for the three-month period ended March 31, 2012).

The comparative amounts have been reclassified to conform to changes in presentation in the current year.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries, from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A., or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

2	Accounting policies and basis of presentation (Cont.)

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries within the Tubes segment (other than its European manufacturing subsidiaries) have the U.S. dollar as their functional currency. In the Projects and Others segments, the Company maintains the Brazilian Real as the functional currency of its Brazilian subsidiaries.

3	Segment information

Reportable operating segments

	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total
Three-month period ended March 31, 2012
Net sales	2,288,732	140,065	188,552	2,617,349
Cost of sales	(1,383,036)	(94,408)	(133,653)	(1,611,097)
Gross profit	905,696	45,657	54,899	1,006,252
Selling, general and administrative expenses	(399,152)	(21,758)	(23,233)	(444,143)
Other operating income (expenses), net	2,083	2,190	(181)	4,092
Operating income	508,627	26,089	31,485	566,201

Depreciation and amortization	128,267	5,834	4,058	138,159
Capital expenditures	175,301	14,194	6,900	196,395

Three-month period ended March 31, 2011
Net sales	1,967,270	174,985	181,710	2,323,965
Cost of sales	(1,202,062)	(119,925)	(123,692)	(1,445,679)
Gross profit	765,208	55,060	58,018	878,286
Selling, general and administrative expenses	(407,365)	(23,285)	(20,679)	(451,329)
Other operating income (expenses), net	1,400	23	198	1,621
Operating income	359,243	31,798	37,537	428,578

Depreciation and amortization	120,430	5,323	3,631	129,384
Capital expenditures	199,977	9,918	725	210,620

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Three-month period ended March 31, 2012
Net sales	1,350,913	578,413	274,789	284,767	128,467	2,617,349
Depreciation and amortization	76,295	27,023	27,998	1,394	5,449	138,159
Capital expenditures	91,247	45,938	54,646	1,239	3,325	196,395

Three-month period ended March 31, 2011
Net sales	1,031,369	606,806	259,035	297,756	128,999	2,323,965
Depreciation and amortization	67,187	26,441	28,808	315	6,633	129,384
Capital expenditures	141,038	30,596	33,701	3,640	1,645	210,620

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia, United Arab Emirates and Jordan; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Inventories at the beginning of the period	2,806,409	2,460,384

Plus: Charges of the period
Raw materials, energy, consumables and other	1,058,997	1,059,340

Services and fees	108,613	84,798
Labor cost (See Note 2)	308,730	272,782
Depreciation of property, plant and equipment	79,634	74,189
Amortization of intangible assets	2,318	1,082
Maintenance expenses	57,408	46,958

Allowance for obsolescence	17,968	2,036
Taxes	1,588	1,054
Other	33,747	21,722
	1,669,003	1,563,961

Less: Inventories at the end of the period	(2,864,315)	(2,578,666)
	1,611,097	1,445,679

5           Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Services and fees	53,068	53,485
Labor cost (See Note 2)	139,051	131,275
Depreciation of property, plant and equipment	3,980	2,788
Amortization of intangible assets	52,227	51,325
Commissions, freight and other selling expenses	134,191	129,296
Provisions for contingencies	(2,793)	22,228
Allowances for doubtful accounts	(3,291)	1,194
Taxes	33,505	39,396
Other	34,205	20,342
	444,143	451,329

6                                                  Financial results
(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2012	2011
	(Unaudited)
Interest income	9,583	7,687
Interest expense (*)	(9,925)	(13,041)
Interest net	(342)	(5,354)

Net foreign exchange transaction results	15,962	(1,960)
Foreign exchange derivatives contracts results (**)	(5,479)	3,704
Other	2,598	(686)
Other financial results	13,081	1,058
Net financial results	12,739	(4,296)

6                                            Financial results (Cont.)

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Includes interest rate swap losses of $3.8 million for the three-month period ended March 31, 2011.

(**) Includes a loss of $0.4 million and a gain of $4.2 million on an identified embedded derivative for the three-month periods ended March 31, 2012 and March 31, 2011, respectively.

7           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
Net income attributable to equity holders	443,840	319,374
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.38	0.27
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	0.75	0.54

(*) Each ADS equals two shares

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2012, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $449 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2011. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

8                                   Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	4,053,653	3,780,580
Currency translation adjustment	31,167	111,093
Additions	187,686	202,615
Disposals	(4,772)	(1,255)
Transfers	22	71
Depreciation charge	(83,614)	(76,977)
At March 31,	4,184,142	4,016,127

9                                               Intangible assets, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,375,930	3,581,816
Currency translation adjustment	706	10,963
Additions	8,709	8,005

Transfers	(22)	(71)
Amortization charge	(54,545)	(52,407)
At March 31,	3,330,778	3,548,306

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately ARS109 million (approximately $25 million) at March 31, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of March 31, 2012 the estimated aggregate amount of the contract at current prices is approximately $247 million.

•
A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of March 31, 2012 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $181 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

•
A Tenaris company entered  into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $90 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2011, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share Premium	609,733
Retained earnings including net income for the year ended December 31, 2011	23,024,194
Total equity in accordance with Luxembourg law	24,932,518

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital.  As of December 31, 2011, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2011, distributable amount under Luxembourg law totals $23.6 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Gain from the transfer of shares in affiliated undertakings	6,828,757
Other income and expenses for the year ended December 31, 2011	(35,127)
Dividends paid	(401,383)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Share premium	609,733
Distributable amount at December 31, 2011 under Luxembourg law	23,633,927

In the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to Tenaris Investments S.à r.l. (“Tenaris Investments”) a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The corporate reorganization was completed in 2011, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the assets contributed.

11           Other acquisitions

Non controlling interests

During the three-month period ended March 31, 2011, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $5.0 million.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”) acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was BRL36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

On April 23, 2012, Usiminas published its interim accounts as of and for the three-months ended March 31, 2012, which state that revenues, post-tax losses from continuing operations and net assets amounted to $1,631 million,     $21 million and $9,462 million, respectively

As of the date of issuance of these consolidated condensed interim financial statements, the Company has not yet completed its purchase price allocation procedures, and has therefore recorded its participation thereon based on its purchase price, together with its share of the results of Usiminas for the period since the acquisition date. Once the Company's purchase price allocation has been completed, certain modifications to the value attributed to the assets and liabilities acquired may be required.

11           Other acquisitions  (Cont.)

Tenaris accomplishes Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012, a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, Tenaris launched the offer for a price in cash in Brazilian reais 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange.

The final cash price paid in the auction was Brazilian reais 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Tenaris total investment in Confab shares pursuant to these transactions amounts to BRL1,311.8 million, or approximately $697.4 million.

Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris will hold in the aggregate approximately 95.9% of Confab.

Under applicable Brazilian rules, the remaining holders of Confab shares will have the option to sell their shares to the offeror at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) at any time during the 90-day period following April 23, 2012. In addition, Confab will have the right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate); upon completion of such redemption, Confab will become a wholly-owned subsidiary of Tenaris.

The aggregate amount payable for the remaining Confab shares (as of April 23, 2012, currently totaling 16,617,646 shares, or approximately 4.1% of Confab’s share capital) will be approximately BRL98 million, or approximately $52.1 million.

12           Related party transactions

As of March 31, 2012:

•
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg  private limited liability company (Société à responsabilité limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At March 31, 2012, the closing price of the Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $23.68 per ADS, giving Tenaris’s ownership stake a market value of approximately $544.0  million. At March 31, 2012, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $665.7 million.

12           Related party transactions (Cont.)

Transactions and balances disclosed as “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties (all amounts in thousands of U.S. dollars):

		(Unaudited)

Three-month period ended March 31, 2012	Associated (2)	Other	Total
Transactions
(a) Sales of goods and services
Sales of godos	8,281	9,643	17,924
Sales of services	3,528	1,327	4,855
	11,809	10,970	22,779

(b) Purchases of goods and services
Purchases of goods	86,536	4,043	90,579
Purchases of services	17,910	18,246	36,156
	104,446	22,289	126,735

		(Unaudited)

Three-month period ended March 31, 2011	Associated (1)	Other	Total
Transactions
(a) Sales of goods and services
Sales of godos	10,381	62,193	72,574
Sales of services	3,662	1,053	4,715
	14,043	63,246	77,289

(b) Purchases of goods and services
Purchases of goods	15,042	4,550	19,592
Purchases of services	16,804	32,792	49,596
	31,846	37,342	69,188

		(Unaudited)

At March 31, 2012	Associated (2)	Other	Total
Period-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	51,168	9,002	60,170
Payables to related parties	(34,541)	(7,836)	(42,377)
	16,627	1,166	17,793

(b) Financial debt
Borrowings	(8,611)	(2,129)	(10,740)

At December 31, 2011	Associated (1)	Other	Total
Year-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	40,305	11,352	51,657
Payables to related parties	(38,129)	(6,983)	(45,112)
	2,176	4,369	6,545

(b) Financial debt
Borrowings	(8,650)	(1,851)	(10,501)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
 group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).

(2) Includes Ternium, Condusid, Finma, Lomond, Socotherm, Hydril Jindal, and Usiminas.

13           Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

13           Nationalization of Venezuelan Subsidiaries (Cont.)

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of March 31, 2012 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer